UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ORUKA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

687604108

(CUSIP Number)

Ms. Erin O’Connor

Fairmount Funds Management LLC

200 Barr Harbor Drive, Suite 400

West Conshohocken, PA 19428

(267) 262-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr, Esq.
Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111
(415) 393-8373

September 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,941,673(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,941,673(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,673(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IA

(1)	The securities (a) include (i) 638,614 shares of common stock, $0.001 par value per share (the “Common Stock”), 316,001 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 4,413,750 shares of Common Stock issuable upon conversion of 52,965 shares of Series B non-voting convertible preferred stock, par value $0.001 per share (the “Series B Preferred Stock”), directly held by Fairmount Healthcare Fund II L.P., a Delaware limited partnership (“Fund II”), and (ii) 2,573,308 shares of Common Stock directly held by Fairmount Healthcare Co-Invest III L.P., a Delaware limited partnership (“Co-Invest”), and (b) exclude (i) 4,981,663 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, (ii) 7,014,416 shares of Common Stock issuable upon conversion of 84,173 shares of Series B Preferred Stock and (iii) 160,000 shares of Common Stock issuable upon conversion of 160 shares of Series A non-voting convertible preferred stock, par value $0.001 per share (the “Series A Preferred Stock”), in each case directly held by Fund II. The exercise of the Pre-Funded Warrants and the conversion of the Series A Preferred Stock are subject to beneficial ownership limitations of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock and Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount”), and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%. Conversion of the Series A Preferred Stock is also subject to the approval (the “Stockholder Approval”) of the stockholders of Oruka Therapeutics, Inc. (the “Company”) in accordance with the listing rules of the Nasdaq Stock Market. Following the Stockholder Approval, each share of Series A Preferred Stock will automatically convert into 1,000 shares of Common Stock, subject to the beneficial ownership limitation described above.
(2)	Based on 34,998,550 shares of Common Stock outstanding as of September 13, 2024.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,368,365(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,368,365(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,368,365(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.51%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The securities (a) include 638,614 shares of Common Stock, 316,001 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants, and 4,413,750 shares of Common Stock issuable upon conversion of 52,965 shares of Series B Preferred Stock, and (b) exclude 4,981,663 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, 7,014,416 shares of Common Stock issuable upon conversion of 84,173 shares of Series B Preferred Stock and 160,000 shares of Common Stock issuable upon conversion of 160 shares of Series A Preferred Stock. The exercise of the Pre-Funded Warrants and the conversion of the Series A Preferred Stock are subject to beneficial ownership limitations of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock and Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%. Conversion of the Series A Preferred Stock is also subject to the Stockholder Approval. Following the Stockholder Approval, each share of Series A Preferred Stock will automatically convert into 1,000 shares of Common Stock, subject to the beneficial ownership limitation described above.
(2)	Based on 34,998,550 shares of Common Stock outstanding as of September 13, 2024.

1	NAME OF REPORTING PERSON Fairmount Healthcare Co-Invest III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,573,308(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,573,308(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,308(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.35%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The securities include 2,573,308 shares of Common Stock.
(2)	Based on 34,998,550 shares of Common Stock outstanding as of September 13, 2024.

1	NAME OF REPORTING PERSON Peter Harwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,941,673(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,941,673(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,673(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IN

(1)	The securities (a) include (i) 638,614 shares of Common Stock, 316,001 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 4,413,750 shares of Common Stock issuable upon conversion of 52,965 shares of Series B Preferred Stock directly held by Fund II and (ii) 2,573,308 shares of Common Stock directly held by Co-Invest, and (b) exclude (i) 4,981,663 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, (ii) 7,014,416 shares of Common Stock issuable upon conversion of 84,173 shares of Series B Preferred Stock and (iii) 160,000 shares of Common Stock issuable upon conversion of 160 shares of Series A Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants and the conversion of the Series A Preferred Stock are subject to beneficial ownership limitations of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock and Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%. Conversion of the Series A Preferred Stock is also subject to the Stockholder Approval. Following the Stockholder Approval, each share of Series A Preferred Stock will automatically convert into 1,000 shares of Common Stock, subject to the beneficial ownership limitation described above.
(2)	Based on 34,998,550 shares of Common Stock outstanding as of September 13, 2024.

1	NAME OF REPORTING PERSON Tomas Kiselak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Slovak Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,941,673(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,941,673(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,673(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IN

(1)	The securities (a) include (i) 638,614 shares of Common Stock, 316,001 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 4,413,750 shares of Common Stock issuable upon conversion of 52,965 shares of Series B Preferred Stock directly held by Fund II and (ii) 2,573,308 shares of Common Stock directly held by Co-Invest, and (b) exclude (i) 4,981,663 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, (ii) 7,014,416 shares of Common Stock issuable upon conversion of 84,173 shares of Series B Preferred Stock and (iii) 160,000 shares of Common Stock issuable upon conversion of 160 shares of Series A Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants and the conversion of the Series A Preferred Stock are subject to beneficial ownership limitations of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock and Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%. Conversion of the Series A Preferred Stock is also subject to the Stockholder Approval. Following the Stockholder Approval, each share of Series A Preferred Stock will automatically convert into 1,000 shares of Common Stock, subject to the beneficial ownership limitation described above.
(2)	Based on 34,998,550 shares of Common Stock outstanding as of September 13, 2024.

Item 1. Security and Issuer

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2024 (as amended, the “Statement” or the “Schedule 13D”) by the Reporting Persons with respect to the Common Stock of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. The address of the principal executive offices of the Company is 855 Oak Grove Avenue, Suite 100, Menlo Park, CA 94025.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed jointly by (1) Fairmount; (2) Fund II; (3) Co-Invest; (4) Peter Harwin; and (5) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount, Fund II, and Co-Invest are collectively referred to herein as the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount serves as investment manager for Fund II and Co-Invest and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Company held by Fund II and Co-Invest. Fund II and Co-Invest have delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II’s and Co-Invest’s portfolio, including the shares of Common Stock reported herein. Because Fund II and Co-Invest have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, Fund II and Co-Invest disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. The general partner of Fairmount is Fairmount Funds Management GP LLC (“Fairmount GP”). As managing members of Fairmount GP, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount. Fairmount, Fairmount GP, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount, Fairmount GP, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.

(b)	The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(c)	The principal business of Fairmount is to provide discretionary investment management services to qualified investors through Fund II and Co-Invest, which are each private pooled investment vehicles. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.

(d)(e)	During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the Common Stock and Series A Preferred Stock purchased by the Reporting Persons in the PIPE is $10,005,000. The source of the funding for the purchases of the Common Stock was the general working capital of the Reporting Persons. The information set forth in Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons acquired their positions in the Common Stock and Series A Preferred Stock for investment purposes through a private placement with the Company.

Mr. Harwin serves as a member of the board of directors of the Company, and, in such capacity, may have influence over the corporate activities of the Company, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

The Reporting Persons own 19.99% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of September 13, 2024. The Reporting Persons’ securities include (i) 638,614 shares of Common Stock, 316,001 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 4,413,750 shares of Common Stock issuable upon conversion of 52,965 shares of Series B Preferred Stock directly held by Fund II and (ii) 2,573,308 shares of Common Stock directly held by Co-Invest, and (b) exclude (i) 4,981,663 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, (ii) 7,014,416 shares of Common Stock issuable upon conversion of 84,173 shares of Series B Preferred Stock and (iii) 160,000 shares of Common Stock issuable upon conversion of 160 shares of Series A Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants and the conversion of the Series A Preferred Stock are subject to beneficial ownership limitations of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock and Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%. Conversion of the Series A Preferred Stock is also subject to the Stockholder Approval. Following the Stockholder Approval, each share of Series A Preferred Stock will automatically convert into 1,000 shares of Common Stock, subject to the beneficial ownership limitation described above.

Subscription Agreement

On September 11, 2024, the Company entered into a securities purchase agreement (the “Subscription Agreement”) for a private investment in public equity (“PIPE”) with certain institutional and accredited investors. The PIPE closed on September 13, 2024. Pursuant to the terms of the securities purchase agreement, the Company issued and sold an aggregate of (i) 5,600,000 shares of Common Stock at a purchase price of $23.00 per share, (ii) 2,439 shares of Series A Preferred Stock at a purchase price of $23,000 per share, and (iii) pre-funded warrants to purchase 680,000 shares of Common Stock at a price of $22.999 per pre-funded warrant. Each share of Series A Preferred Stock is convertible into 1,000 shares of Common Stock, subject to the Stockholder Approval and certain beneficial ownership limitations set by each holder. The pre-funded warrants have an exercise price of $0.001 per share.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Subscription Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Certificate of Designation

On September 12, 2024, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock with the Secretary of State of the State of Delaware (the “Certificate of Designation”) in connection with the PIPE. The Certificate of Designation provides for the issuance of shares of Series A Preferred Stock.

Holders of shares of Series A Preferred Stock are entitled to receive dividends on shares of Series A Preferred Stock equal to, on an as-if-converted-to-Common Stock basis, and in the same form as, dividends actually paid on shares of the Common Stock. Except as otherwise required by law, the Series A Preferred Stock does not have voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock, (b) alter or amend the Certificate of Designation, or (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series A Preferred Stock. The Series A Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Subject to the terms and limitations contained in the Certificate of Designation, the Series A Preferred Stock issued in the PIPE will not become convertible until the Stockholder Approval. Following the Stockholder Approval, each share of Series A Preferred Stock will automatically convert into 1,000 shares of Common Stock, subject to certain limitations, including that shares of Series A Preferred Stock shall not be convertible if the conversion would result in a holder, together with its affiliates, beneficially owning more than 9.99% of the Company’s outstanding shares of Common Stock as of the applicable conversion date, which may be increased at the holders’ option (not to exceed 19.99%), effective in accordance with the terms of the Certificate of Designation.

The foregoing description of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

In connection with the PIPE, the Company and investors participating in the PIPE entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company is required to prepare and file a resale registration statement with the U.S. Securities and Exchange Commission no later than November 15, 2024. The Registration Rights Agreement also provides that the Company is required to pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.4 to this Schedule 13D.

Item 5. Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 34,998,550 shares of Common Stock outstanding as of September 13, 2024. The Reporting Persons’ securities include (i) 638,614 shares of Common Stock, 316,001 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 4,413,750 shares of Common Stock issuable upon conversion of 52,965 shares of Series B Preferred Stock directly held by Fund II and (ii) 2,573,308 shares of Common Stock directly held by Co-Invest, and (b) exclude (i) 4,981,663 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, (ii) 7,014,416 shares of Common Stock issuable upon conversion of 84,173 shares of Series B Preferred Stock and (iii) 160,000 shares of Common Stock issuable upon conversion of 160 shares of Series A Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants and the conversion of the Series A Preferred Stock are subject to beneficial ownership limitations of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock and Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%. Conversion of the Series A Preferred Stock is also subject to the Stockholder Approval. Following the Stockholder Approval, each share of Series A Preferred Stock will automatically convert into 1,000 shares of Common Stock, subject to the beneficial ownership limitation described above.

Fairmount is the investment manager or adviser to Fund II and Co-Invest and has voting and dispositive power over shares of Common Stock held on behalf of Fund II and Co-Invest. Other than the Merger and the PIPE, the Reporting Persons have not had any transactions in the Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Reporting Persons’ Schedule 13D filed with the SEC on September 6, 2024).

99.2	Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed with the SEC on September 13, 2024).

99.3	Certificate of Designation (incorporated by reference to Exhibit 3.1 of the Company’s Form 8-K filed with the SEC on September 13, 2024).

99.4	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed with the SEC on September 13, 2024).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement as of September 13, 2024.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II L.P.

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE CO-INVEST III L.P.

	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

/s/ Peter Harwin
Peter Harwin

/s/ Tomas Kiselak
Tomas Kiselak